
August 24, 2022

Drew Valentine
Partner
DLA Piper
303 Colorado Street
Suite 3000
Austin, Texas 78701

> **Re: QIWI PLC**
> **Response Letter Dated August 22, 2022**
> **From Dalliance Services Co. et al.**
> **File No. 005-87446**

Dear Mr. Valentine:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response letter dated August 22, 2022 from Dalliance Services Co. et al.

Bidder Financial Statements, page i

1. Refer to comment 1 in our last comment letter. We note that the Offeror is not a public reporting company under Section 13(a) or 15(d) of the 1934 Act nor will it acquire all outstanding securities of the subject class. We further note that you propose to include only a balance sheet of the Offeror and that the Offeror is a holding company of Mr. Solonin. Please tell us why a complete set of financial statements of the Offeror, including statements of profit or loss and other comprehensive income, statements of changes in equity, statements of cash flows, and notes would not be material. Include in your response an explanation of the "Investment in subsidiary", the terms of the borrowed funds, the history of the Offeror, and how the difference between the contributed $20 million and the net assets have been used. Refer to Instructions 1 and 2 to Item 10 of Schedule TO.

2.   Notwithstanding the comment above, please clarify your disclosure that the balance sheet data has been prepared in accordance with IFRS as issued by the IASB to state that, if true, it has been prepared according to the recognition and measurement principles of IFRS, as adopted by the IASB.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions